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SEC FILE NUMBER

SEC Mail Processing

APR 05 2024

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CrowdStreet Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

98 San Jacinto Blvd Suite 400

(No. and Street)

Austin	TX	78701
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott Brown	(917) 696-8331	sbrown@compliance-risk.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP

(Name – if individual, state last, first, and middle name)

1125 NW Couch St Suite 600	Portland	OR	97209
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kristen Howell, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CrowdStreet Capital, LLC, as of December 31, 2 022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

VERIFICATION ON OATH OR AFFIRMATION

State of Washington

County of King County } ss.

Subscribed and sworn to (or affirmed) before me

this 1st day of March, 2023, by
Day Month Year

Kristen Howell
Name of Signer No. 1

Name of Signer No. 2 (if any)

JACQUELINE MENDOZA
Notary Public
State of Washington
Commission # 23000863
My Comm. Expires Jan 29, 2027

Place Notary Seal/Stamp Above

[signature]
Signature of Notary Public

Any Other Required Information
(Residence, Expiration Date, etc.)

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Financial Statement and Supplemental Condition

Document Date: 12/31/22 Number of Pages: 15 pgs

Signer(s) Other Than Named Above: no other Signers

CrowdStreet Capital, LLC

Table of Contents

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Audit & Risk Committee of CrowdStreet, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CrowdStreet Capital, LLC (the "Company") as of December 31, 2022, the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 3 to the financial statements, the Company engages in related party transactions with its parent, CrowdStreet, Inc. Such transactions are not necessarily indicative of amounts that would be exchanged between unrelated parties in an "arms-length" transaction.

Consequently, the Company's transactions with its parent could give rise to operating results or financial positions significantly different from those that would have resulted if the Company was autonomous. Our opinion is not modified with respect to this matter.

Deloitte & Touche LLP

Portland, OR
March 1st, 2023

We have served as the Company's auditor since 2022.

Statement of Financial Condition
As of December 31, 2022

Assets		
Cash and cash equivalents	$	2,335,526
Prepaid expenses and other assets		48,002
Total assets	$	2,383,528
Liabilities and member's equity		
Liabilities		
Accounts payable and other liabilities		2,500
Intercompany payable		310,673
Total liabilities		313,173
Member's equity		
Contributed capital		2,507,500
Accumulated deficit		(437,145)
Total member's equity		2,070,355
Total liabilties and member's equity	$	2,383,528

Notes to Financial Statements

NOTE 1 - ORGANIZATION AND PRINCIPAL BUSINESS ACTIVITY

CrowdStreet Capital LLC (the Company) a Delaware corporation, was organized in April 2018 as a wholly owned subsidiary of CrowdStreet Inc. (the Parent), a privately held company. The Parent operates an online marketplace for commercial real estate (CRE) investing. Offerings on the marketplace consist of institutional-level CRE assets managed by Sponsors looking to raise capital. Accredited investors can access these investment opportunities through the Parent's website and manage their investment with the Sponsor throughout the investment lifecycle.

The Company operates as a broker-dealer and is registered with the U.S. Securities and Exchange Commission (the "SEC") and is a member of both the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation (SIPC). The Company will participate as a structurer and/or placement agent of private securities in CRE on the Parent's website. The Company is subject to the regulations and oversight of the SEC and FINRA to ensure compliance with securities laws and to protect the interests of its clients. As part of its registration, a capital contribution of $7,500 was made by Parent in 2021. There was no additional activity in 2021. The effective date of the broker-dealer registration and license is May 02, 2022.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Estimates, by their nature, are based on judgment and available information. Although not material, actual results could differ from those estimates.

Concentrations of Risk

Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains cash and cash equivalents in a bank offering protection by the Federal Depository Insurance Company ("FDIC") up to $250,000. The Company maintains cash balances in excess of the federally insured limit.

Cash and Cash Equivalents

Cash and cash equivalents include deposits with banks. The Company does not have any cash segregated and on deposit for regulatory purposes that would be pursuant to rule 15c3-3, reserved for the exclusive benefit of clients as of the end of fiscal year 2022.

Income Taxes

As a single member LLC, the Company is a disregarded entity for U.S. federal, state and local income tax purposes. Accordingly, there is no provision for income taxes in the accompanying financial statements.

The Company recognizes the tax benefits of any uncertain tax positions only when the position is "more likely than not" to be sustained assuming examination by tax authorities, including resolutions of any related appeals or litigation processes, based on the technical merits. The Company reviews and evaluates tax positions in its major jurisdictions (where the Company is organized or registered to do business) and determines whether or not there are uncertain tax positions that require financial statement recognition. As of December 31, 2022, no reserves for uncertain tax positions were required to be recorded. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months. As a result, no income tax liability or expense has been recorded in the accompanying financial statements.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company receives services from its Parent, which provides the use of its employees, facilities and other assets. Expenses incurred by the Parent that are directly related to the Company's distribution activities are specifically allocated to the Company, and other shared costs such as employees, facilities and other assets are allocated to the Company based on utilization of those resources.

These related party transactions with the Parent are not necessarily indicative of amounts that would be exchanged between unrelated parties in an "arms-length" transaction. Consequently, the Company's transactions with its parent could give rise to operating results or financial positions significantly different from those that would have resulted if the Company was autonomous.

Notes to Financial Statements

NOTE 4 - REGULATORY REQUIREMENTS

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and, as such, must comply with the rules and regulations thereunder. Pursuant to the net capital provisions of Rule 15c3-1 under the Act, the Company is required to maintain minimum net capital equal or more than the highest minimum requirement applicable to its aggregate indebtedness and minimum net capital requirement of $5,000.

In addition, the ratio of aggregate indebtedness to net capital may not exceed 8:1. As of December 31, 2022, the Company's net capital and minimum net capital required were $2,022,353 and $39,147, respectively. The Company's aggregate indebtedness to net capital ratio was 15.49% as of December 31, 2022.

Pursuant to FINRA Rule 3110, the company has maintained sufficient capital to cover its reasonably forecasted expenses for the first twelve months of operation.

NOTE 5 - SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events on the Company and has determined that there were no subsequent events through the date of issuance of the financial statements requiring recognition or disclosure in the financial statements.

Supplemental Information

Computation of Net Capital

Note: There are no material differences between this computation of Net Capital and the computation included in the unaudited FOCUS Form X-17A Part IIA as of December 31, 2022, filed by the Company.

Net capital		
Total member's equity	$	2,070,355
Deductions		
Nonallowable assets		
Prepaid expenses and other assets		48,002
Net capital	**$**	**2,022,353**
Required net capital		39,147
Excess net capital	**$**	**1,983,206**
Total aggregate indebtedness		313,173
Ratio of aggregate indebtedness to net capital		15.49%

Supplemental Information

Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements under Rule 15c3-3 of the Securities Exchange Act of 1934

The Company has no possession or control obligations under SEA Rule 15c3-3 or reserve deposit obligations under SEA Rule 15c3-3 because its business activities are limited to (1) serving as placement agent for private investment funds. The Company will not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers, and (3) does not and will not carry PAB accounts.

As defined in Rule 15c3-3 of the Securities Exchange Act of 1934, The Company met the conditions of footnote 74 throughout the year ended December 31, 2022 without exception.